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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*


                             EQUITY MARKETING, INC.
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                   294724 10 9
              -----------------------------------------------------
                                 (CUSIP Number)

         Stephen P. Robeck                           with a copy to:
         c/o Equity Marketing, Inc.                  Leland P. Smith, Esq.
         6330 San Vicente Boulevard                  Equity Marketing, Inc.
         Los Angeles, CA  90048                      6330 San Vicente Boulevard
         (323) 932-4300                              Los Angeles, CA 90048
                                                     (323) 932-4300
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                 March 29, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
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CUSIP No.           294724 10 9
------------------- --------------------------------------------------------------------------------------------------------
      1.            Names of Reporting Persons.
                    I.R.S. Identification Nos. of above persons (entities only).

                    Stephen P. Robeck
------------------- --------------------------------------------------------------------------------------------------------
      2.            Check the Appropriate Box if a Member of a Group (See
                    Instructions)

                    (a)      X

                    (b)
------------------- --------------------------------------------------------------------------------------------------------
      3.            SEC Use Only
------------------- --------------------------------------------------------------------------------------------------------
      4.            Source of Funds (See Instructions)       Not Applicable
------------------- --------------------------------------------------------------------------------------------------------
      5.            Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
------------------- --------------------------------------------------------------------------------------------------------
      6.            Citizenship or Place of Organization        United States of America
------------------- --------------------------------------------------------------------------------------------------------

------------------- --------------------------------------------------------------------------------------------------------
NUMBER OF SHARES    7.   Sole Voting Power                             0
BENEFICIALLY        --------------------------------------------------------------------------------------------------------
OWNED BY EACH       8.   Shared Voting Power (1)(2)                    1,047,380
REPORTING PERSON    --------------------------------------------------------------------------------------------------------
WITH                9.   Sole Dispositive Power                        0
                    ------------------------------------------- ------------------------------------------------------------
                    10.  Shared Dispositive Power (1)(2)               1,047,380
------------------- ------------------------------------------- ------------------------------------------------------------
      11.           Aggregate Amount Beneficially Owned by Each Reporting Person (1)(2)         1,047,380
--------------- --- --------------------------------------------------------------------------------------------------------
      12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)            X
--------------- --- --------------------------------------------------------------------------------------------------------
      13.           Percent of Class Represented by Amount in Row (11)     16.7%*

                    *     Based on the number of shares of Common Stock of Equity Marketing, Inc. reported as being outstanding on Form 10-K of Equity Marketing, Inc. for the year ended December 31, 1999
--------------- --- --------------------------------------------------------------------------------------------------------
      14.           Type of Reporting Person (See Instructions)
                    IN
                    --------------------------------------------------------------------------------------------------------

                    --------------------------------------------------------------------------------------------------------

                    --------------------------------------------------------------------------------------------------------

     (1) Mr. Robeck and Crown Acquisition Partners, LLC ("Crown") entered into a Voting Agreement dated as of March 29, 2000 (the "Voting Agreement"), described more fully in Item 6 below, a copy of which is attached hereto as
Exhibit 99.1, pursuant to which, unless terminated earlier as set forth therein, Mr. Robeck agreed to vote all shares of Common Stock of Equity Marketing, Inc. (the "Company") held by him (a) to approve the Securities Purchase Agreement (as defined in Item 6 below), and (b) in favor of the designees of

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Crown for election to the board of directors of the Company. Accordingly, Mr.
Robeck may be deemed to be a "group" with Crown, whereby Crown may be deemed to have shared voting power over the shares of Common Stock beneficially owned by Mr. Robeck. Mr. Robeck does not possess voting or dispositive power with respect to the shares of Common Stock owned by Crown. In addition, Mr. Robeck granted an irrevocable proxy to Crown to vote the shares of Common Stock he is entitled to vote in accordance with (a) and (b) above. The Voting Agreement, unless terminated earlier as set forth therein, also prevents Mr. Robeck from disposing of any shares before the earlier to occur of the second closing under the Securities Purchase Agreement or the record date of the meeting of stockholders of the Company held to vote on the Crown transaction, provided that Mr. Robeck may sell up to 100,000 shares of Common Stock at any time without restriction. Accordingly, Crown may also be deemed to have shared dispositive power over the shares of Common Stock beneficially owned by Mr. Robeck.

         (2) Includes 1,013,750 shares held by the Robeck 1997 Trust. Mr. Robeck and his wife are Co-Trustees of the Robeck 1997 Trust and have sole voting power and dispositive power over such shares, other than as indicated below.

         Mr. Robeck expressly disclaims beneficial ownership of any shares of Common Stock except 1,047,380 shares with respect to which he possesses voting and dispositive power.

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ITEM 1.

(a)    NAME OF ISSUER:

       Equity Marketing, Inc., a Delaware corporation

(b)    ADDRESS OF PRINCIPAL EXECUTIVE OFFICES OF THE ISSUER:

       6330 San Vicente Boulevard, Los Angeles, CA  90048

(c)    TITLE OF CLASS OF EQUITY SECURITIES:

       Common Stock, $.001 par value per share

ITEM 2.

(a)    NAME OF PERSON FILING:

       Stephen P. Robeck

(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

       c/o Equity Marketing, Inc.
       6330 San Vicente Boulevard
       Los Angeles, CA  90048

(c)    OCCUPATION:

       Consultant and Director of Equity Marketing, Inc.

(d)    CONVICTIONS:

       Not Applicable

(e)    CIVIL PROCEEDINGS REGARDING SECURITIES LAWS VIOLATIONS:

        Not Applicable

(f)    CITIZENSHIP:

       United States of America

ITEM 3.

       Not Applicable

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ITEM  4.

       Not Applicable

ITEM 5.

      (a)     AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: (1)(2)                               1,047,380
              --------------------------------------------------

      (b)     PERCENT OF CLASS:                                                                            16.7%
              ----------------

      (c)     NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

                  (i)      Sole power to vote or to direct the vote                                            0

                  (ii)     Shared power to vote or to direct the vote (1)(2)                           1,047,380

                  (iii)    Sole power to dispose or to direct the disposition of                               0

                  (iv)     Shared power to dispose or to direct the disposition of (1)(2)              1,047,380

                  --------------------
                  (1)    See Item 6.
                  (2)    Includes 31,667 shares issuable within 60 days of March 21, 2000 upon exercise of options to purchase Common Stock of the Company.

ITEM 6.

     THE ROBECK 1997 TRUST. Includes 1,013,750 shares owned by the Robeck
1997 Trust. Mr. Robeck and his wife are Co-Trustees of the Robeck 1997 Trust and have sole voting power and dispositive power over such shares, other than as indicated below.

     VOTING AGREEMENT. Pursuant to a Securities Purchase Agreement, dated as of March 29, 2000 (the "Securities Purchase Agreement"), between the Company and Crown Acquisition Partners, LLC ("Crown"), Crown has agreed to purchase from the Company, and the Company has agreed to sell to Crown, (i) 25,000 shares of Series A preferred stock, (ii) warrants to purchase 12,000 shares of Series B preferred stock, and (iii) warrants to purchase 3,000 shares of Series C preferred stock. The transaction has been structured to close in two stages. At the first closing, Crown purchased 11,900 shares of Series A preferred stock and received warrants to purchase 5,712 shares of Series B preferred Stock and 1,428 shares of Series C preferred stock. The remaining shares and warrants will be issued and sold at the second closing. As an inducement to Crown to enter into the Securities Purchase Agreement, a Voting
Agreement, dated as of March 29, 2000 (the "Voting Agreement"), was entered into between Crown and Mr. Robeck.

     Pursuant to the terms of the Voting Agreement, unless terminated earlier as set forth therein, Mr. Robeck irrevocably and unconditionally agreed to vote all shares of Common Stock that he is entitled to vote in favor of the Securities Purchase Agreement, and the transactions contemplated thereby, and against any action which would reasonably be expected to result in a failure of the conditions to the

                                 Page 5 of 8

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consummation of such transactions. Mr. Robeck also irrevocably and unconditionally agreed to vote all shares of Common Stock that he is entitled to vote in favor of Crown's designees for the board of directors of the Company for election as directors at any meeting of the Company's stockholders called for such purpose. Mr. Robeck also granted a proxy to Crown and appointed Crown as his attorney-in-fact and proxy, with full power of substitution, for and in the his name, to vote, express, consent or dissent, or otherwise to utilize such voting power solely in the manner contemplated by the Voting Agreement.

     Under the Voting Agreement, unless terminated earlier as set forth therein, Mr. Robeck also agreed not to sell or otherwise dispose of any shares of Common Stock held by him prior to the earlier to occur of the second closing under the Securities Purchase Agreement or the record date of the next meeting of stockholders called to approve the Securities Purchase
Agreement, provided that Mr. Robeck may sell up to 100,000 shares of Common
Stock at any time without restriction.

     The Voting Agreement will terminate upon completion of the second closing or the termination of the obligations of Crown and the Company to consummate the second closing.

     A copy of the Voting Agreement is filed herewith as Exhibit 99.1 and is incorporated herein in its entirety. The foregoing descriptions of the terms and provisions of the Voting Agreement are qualified in their entirety by reference to the Voting Agreement.

ITEM 7.

     EXHIBIT 99.1. Voting Agreement, dated as of March 29, 2000, by and among
Crown Acquisition Partners, LLC, a Delaware limited liability company,
Stephen P. Robeck and Stephen P. Robeck, as Trustee for the Robeck 1997 Trust.

                                 Page 6 of 8

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     Dated:  April 6, 2000


                                     /s/ Stephen P. Robeck
                                    ------------------------
                                         Stephen P. Robeck


                                 Page 7 of 8

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                                  EXHIBIT INDEX
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

Exhibit No.             Description
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
Exhibit 99.1            Voting Agreement, dated as of March 29, 2000, by and among Crown Acquisition Partners,
                        LLC, a Delaware limited liability company, Stephen P. Robeck and Stephen P. Robeck, as
                        Trustee for the Robeck 1997 Trust.

                                 Page 8 of 8